LA ROSA HOLDINGS CORP.

1420 Celebration Blvd., 2nd Floor

Celebration, FL 34747

(321) 250-1799

December 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	La Rosa Holdings Corp. (the “Company”)

Registration Statement on Form S-3

File No. 333-283423

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Company respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:10 p.m., Eastern Time, on Thursday, December 19, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Anna Chaykina at (347) 304-8598. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Anna Chaykina, by email at achaykina@srfc.law.

If you have any questions regarding this request, please contact Anna Chaykina of Sichenzia Ross Ference Carmel LLP at (347) 304-8598.

Very truly yours,

LA ROSA HOLDINGS CORP.

By:	/s/ Joseph La Rosa
Joseph La Rosa
Chief Executive Officer

cc:	Anna Chaykina, Sichenzia Ross Ference Carmel LLP